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STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

March 19, 2018

AS RE-FILED

Jay Williamson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re: Goldman Sachs ETF Trust (the “Registrant”), SEC File Nos. 333-200933 and 811-23013

Dear Mr. Williamson:

We are writing in response to certain comments provided telephonically on January 16, 2018 with respect to your review of Post-Effective Amendment No. 92 (the “Amendment”) to the Registrant’s registration statement filed on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 95 under the Investment Company Act of 1940, as amended, on December 11, 2017. The Amendment was filed on behalf of Goldman Sachs JUST U.S. Large Cap Equity ETF (the “Fund”). The Fund has considered the comments and has authorized us to make the responses discussed below on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments related to the methodology for the Fund’s underlying index, along with our responses to and any supplemental explanations of such comments, as requested. The Fund will respond to the other SEC staff comments received on January 16, 2018 in a separate correspondence.

Comment 1. Please provide a copy of the Index methodology white paper and a model portfolio as of a recent date. The model portfolio should include: name of security, weight of security in the Index, market capitalization, and (for the ten largest holdings only), a brief explanation of why the security is included in the Index.

Response 1. The Registrant previously filed a correspondence filing dated March 19, 2018 containing a copy of the Index calculation methodology and an accompanying model portfolio.

Mr. Jay Williamson March 19, 2018 Page 2

Comment 2. In the “Summary–Principal Investment Strategies” and “Investment Management Approach–Principal Investment Strategies” sections, the disclosure indicates that the Index is “designed to deliver exposure to equity securities of large capitalization U.S. issuers that engage in “just business behavior” based on rankings produced by the [Index Provider] . . . based on their quantitative performance assessment of seven issue areas . . .” The SEC staff (“Staff”) notes that many of the issue areas, such as “how they treat the communities they interact with,” appear to require extensive subjective judgment. Please supplementally explain the Index Provider’s process for assigning quantitative measures across each of the seven issue areas. The discussion should address both quantitative and qualitative factors, as well as who is responsible for considering them and assigning the weightings. In addition to the foregoing, to the extent that Index constituent determination involves extensive subjective judgment, please explain why the Fund believes that the Index is sufficiently rules-based to be labeled as an index and why the Index Provider’s activities do not constitute a securities purchase recommendation.

Response 2. The Registrant notes that the Index Provider constructs the Index using a rules-based methodology to select the highest-ranked issuers in the Russell 1000 Index on the basis of the JUST Capital ranking of “America’s Most Just Companies.” The Index Provider does not undertake any subjective judgment in the construction of the Index. Constituent securities are selected and weighted based on relative ranking and industry.

The JUST Capital ranking of large capitalization U.S. issuers is based on a data-driven model designed to measure American public opinion regarding “just business behavior.” The ranking methodology utilizes inputs from a wide spectrum of credible, objective sources, including empirical results from scientifically rigorous survey methods. The ranking model assesses the “just business behavior” of each issuer in the Russell 1000 Index on the basis of drivers determined using survey results. The drivers are selected based on survey results that determine the relative importance of each driver in considering whether a business is “just.” On the basis of the results, the drivers are selected and weighted in order to quantitatively measure each issuer. Weights within the ranking model are not assigned by JUST Capital – they are derived from the annual survey research conducted by JUST Capital and represent the relative importance to the American public of the drivers and components of “just” business behavior.

Mr. Jay Williamson March 19, 2018 Page 3

The Registrant further notes that JUST Capital selects data for its ranking model taking into account a number of key criteria and following strict protocol: (1) data must be derived from sources deemed to be credible by JUST Capital’s research staff, whose selections are reviewed and endorsed by a committee of the JUST Capital’s Board of Directors and a Research Advisory Council; (2) data selected should reflect company performance on, or managerial commitment to, the issue area being measured; (3) data should be verified where possible by independent third parties and subjected to continual review, validation, and improvement, and (4) all data selected to support the rankings are reviewed by JUST Capital’s network of third-party advisors and consultants. The data upon which each issuer is evaluated on each driver is derived from the following sources: company regulatory filings and other public documents, third-party data vendors, government data, academic and not-for-profit research, and crowd-sourced data.

The Registrant believes that the Index is sufficiently rules-based to be labeled as a passive index, and the Registrant believes that the Index Provider’s activities do not constitute a securities purchase recommendation. The rules-based methodology JUST Capital uses to rank issuers is detailed in the 2017 JUST Capital Ranking Methodology and its appendices, available for download here: https://justcapital.com/methodology/full-ranking-methodology/.

Comment 3. In the “Index Provider” section, the disclosure states that the Index furthers the Index Provider’s purposes of “encouraging greater accountability among business corporations with respect to the issue areas addressed in the Reference Index by providing a practical application of the issues on which the Index Provider seeks to educate the public and supporting development of a platform for investors to demand greater social responsibility from businesses. . .” Please include a clear, concise and understandable discussion of the Index Provider’s purpose in the “Summary–Principal Investment Strategies” and “Investment Management Approach–Principal Investment Strategies” sections, and explain how the Index methodology is designed to achieve that purpose. In addition, to the extent that the purpose may come at the expense of shareholder returns, please ensure that the Fund’s risk factors appropriately reflect the trade-offs that investors may be making.

Mr. Jay Williamson March 19, 2018 Page 4

Response 3. The Registrant notes that the Index Provider seeks to encourage greater accountability in the business community and drive positive change among large publicly-traded U.S. corporations by (a) defining business behaviors that the American public cares most about (through extensive qualitative and quantitative survey research), (b) developing metrics that correspond to these issues in accordance with a robust, transparent methodology, (c) ranking the largest publicly traded U.S. companies on the basis of these metrics, and (d) developing tools and products that allow investors to direct capital towards more “just” companies. The Registrant has revised the disclosure accordingly. In addition, while the Index Provider does not believe that its purpose is achieved at the expense of investors’ returns, the Registrant will consider revising and enhancing the disclosure accordingly.

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If you would like to discuss this response in further detail or if you have any questions, please feel free to contact me at (617) 728-7127. Thank you.

Sincerely,

/s/ Stephanie Capistron
Stephanie Capistron